EXHIBIT 99.1

Fury Upsizes Financing to C$3.08 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, June 06, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) announces that the proposed private placement offering announced June 5, 2025 has been increased from C$2,500,000 to C$3,080,000. Fury now intends to privately place with a small group of accredited and institutional investors in Canada a total of 4,000,000 flow-through common shares (the “Shares”) of the Company, at a price of C$0.77 per Share for total gross proceeds of C$3,080,000 (the “Offering”). This offering figure could increase by up to approximately 15.4% if a strategic investor elects to exercise its pre-emptive participation rights disclosed in a May 27, 2025 news release.

The Offering is expected to close on or about June 19, 2025 (the “Closing Date”), subject to execution of subscription agreements and customary closing conditions, including receipt of all necessary approvals, including the approval of the Toronto Stock Exchange (“TSX”) and the NYSE American LLC. Other previously announced terms and conditions remain the same.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 14.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements and Additional Cautionary Language

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the success of the Offering, its Closing Date of the Offering, proposed use of proceeds of the Offering and the tax treatment of the Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the Shares, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.